Exhibit 1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Aber and Tiffany Agree to changes to Shareholder and Diamond Supply Agreements

December 6, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) announces that it has agreed to changes to its share subscription and diamond sales agreements with Tiffany & Co. which have the effect of eliminating a market price discount previously applied to sales by Aber to Tiffany and removing restrictions to the sale of Tiffany's shares of Aber.

Tiffany purchased its 8 million share (13.9%) position from Aber in a 1999 private placement that provided Aber with the funds to proceed with the early stages of the development of the Diavik Diamond Mine. A diamond sales agreement, completed at the same time, provided Aber with an off-take arrangement essential to the completion of a bank loan facility that provided the largest portion of Aber's share of the Diavik Project capital requirement without further equity dilution.

For consideration paid by Tiffany to Aber, certain restrictions on the re-sale of Tiffany's Aber shares have been removed. Aber has also paid a fee to Tiffany to cancel a discount to open market pricing of the future diamond sales to be made to Tiffany under the diamond supply agreement between the companies. The combined effect of these transactions is a net payment of $5 million from Aber to Tiffany.

The Share Subscription Agreement entitled Tiffany to a representative on Aber's Board of Directors. This position has been filled since 1999 by James N. Fernandez, Executive Vice President and CFO of Tiffany, whose resignation from the board accompanies the above changes. Jim has made an important contribution to Aber's development over the years and provided valuable input from the diamond retail side of the industry.

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine, located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 51% interest in Harry Winston Inc., the premier retailer of diamond jewelry.

For further information, please contact:

Robert A. Gannicott, Chairman and Chief Executive Officer — (416) 362-2237

Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)